EXHIBIT 99.03

AMBAC ASSURANCE CORPORATION AND SUBSIDIARIES

(a wholly owned subsidiary of Ambac Financial Group, Inc.)

Consolidated Unaudited Financial Statements

As of March 31, 2004 and December 31, 2003

and for the Three Months Ended March 31, 2004 and 2003

Ambac Assurance Corporation and Subsidiaries

Consolidated Balance Sheets

March 31, 2004 and December 31, 2003

(Dollars in Thousands Except Share Data)

	March 31, 2004	December 31, 2003
	(unaudited)
ASSETS
Investments:
Fixed income securities, at fair value (amortized cost of $7,413,403 in 2004 and $7,008,810 in 2003)	$7,844,455	$7,378,291
Short-term investments, at cost (approximates fair value)	181,814	213,716
Other (cost of $3,523 in 2004 and $3,508 in 2003)	3,455	3,311

Total investments	8,029,724	7,595,318
Cash	12,881	18,260
Securities purchased under agreements to resell	233,510	138,795
Receivable for securities sold	16,262	81
Investment income due and accrued	90,422	98,589
Reinsurance recoverable on paid and unpaid losses	3,266	3,030
Prepaid reinsurance	328,254	325,461
Deferred acquisition costs	176,523	175,296
Derivative product assets	1,394,449	1,146,408
Variable interest entity	170,663	189,482
Other assets	62,796	42,516

Total assets	$10,518,750	$9,733,236

LIABILITIES AND STOCKHOLDER’S EQUITY
Liabilities:
Unearned premiums	$2,583,323	$2,553,214
Losses and loss expense reserve	230,810	189,414
Ceded reinsurance balances payable	17,043	15,383
Obligations under payment agreements	249,810	249,810
Deferred income taxes	257,092	232,790
Current income taxes	70,765	38,972
Notes payable to affiliate	165,010	84,280
Payable for securities purchased	128,571	2,830
Derivative product liabilities	1,332,750	1,088,126
Variable interest entity	170,663	189,482
Other liabilities	201,599	189,750

Total liabilities	5,407,436	4,834,051

Stockholder’s equity:
Preferred stock, par value $1,000 per share; authorized shares—285,000; issued and outstanding shares—none	—	—
Common stock, par value $2.50 per share; authorized shares—40,000,000; issued and outstanding shares—32,800,000 at March 31, 2004 and December 31, 2003	82,000	82,000
Additional paid-in capital	1,155,562	1,144,096
Accumulated other comprehensive income	284,769	243,053
Retained earnings	3,588,983	3,430,036

Total stockholder’s equity	5,111,314	4,899,185

Total liabilities and stockholder’s equity	$10,518,750	$9,733,236

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

For The Three Months Ended March 31, 2004 and 2003

(Dollars in Thousands)

	Three Months Ended March 31,
	2004	2003
Revenues:
Financial Guarantee:
Gross premiums written	$227,749	$201,409
Ceded premiums written	(33,886)	(31,168)

Net premiums written	$193,863	$170,241

Net premiums earned	$167,230	$136,592
Other credit enhancement fees	11,436	10,364

Net premiums earned and other credit enhancement fees	178,666	146,956
Net investment income	86,704	76,595
Net realized investment gains	11,871	13,943
Net mark-to-market gains (losses) on credit derivative contracts	6,962	(12,176)
Variable interest entity	1,061	—
Other income	1,329	826
Financial Services:
Interest from payment agreements	3,016	3,001
Other revenue	7,383	5,563

Total revenues	296,992	234,708

Expenses:
Financial Guarantee:
Losses and loss expenses	17,500	9,800
Underwriting and operating expenses	25,654	22,597
Variable interest entity	904	—
Interest expense	31	178
Financial Services:
Interest from payment agreements	770	1,025
Other expenses	1,672	1,578

Total expenses	46,531	35,178

Income before income taxes	250,461	199,530
Provision for income taxes	65,764	51,271

Net income	$184,697	$148,259

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Stockholder's Equity

(Unaudited)

For The Three Months Ended March 31, 2004 and 2003

(Dollars in Thousands)

	2004		2003
Retained Earnings:
Balance at January 1	$3,430,036		$2,848,481
Net income	184,697	$184,697	148,259	$148,259

Dividends declared—common stock	(25,750)		(22,400)

Balance at March 31	$3,588,983		$2,974,340

Accumulated Other Comprehensive Income:
Balance at January 1	$243,053		$231,436

Unrealized gains on securities, $61,922 and $9,020, pre-tax, in 2004 and 2003, respectively (1)		40,254		5,863
Foreign currency translation gain (loss)		1,462		(408)

Other comprehensive income	41,716	41,716	5,455	5,455

Comprehensive income		$226,413		$153,714

Balance at March 31	$284,769		$236,891

Preferred Stock:
Balance at January 1 and March 31	$—		$—

Common Stock:
Balance at January 1 and March 31	$82,000		$82,000

Additional Paid-in Capital:
Balance at January 1	$1,144,096		$920,146
Capital contribution	—		75,000
Capital issuance costs	(1,132)		(1,476)
Employee benefit plans	12,598		1,219

Balance at March 31	$1,155,562		$994,889

Total Stockholder’s Equity at March 31	$5,111,314		$4,288,120

(1) Disclosure of reclassification amount:
Unrealized holding gains arising during period	$47,880		$(3,200)
Less: reclassification adjustment for net securities gains included in net income	7,626		(9,063)

Net unrealized gains on securities	$40,254		$5,863

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

For The Years Ended March 31, 2004 and 2003

(Dollars in Thousands)

	Three Months Ended March 31,
	2004	2003
Cash flows from operating activities:
Net income	$184,697	$148,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	728	707
Amortization of bond premium and discount	1,361	97
Current income taxes	31,793	26,960
Deferred income taxes	2,631	(922)
Deferred acquisition costs	(1,227)	(385)
Unearned premiums, net	27,316	33,460
Losses and loss expenses	41,160	5,112
Ceded reinsurance balances payable	1,660	(5,358)
Net realized investment gains	(11,871)	(13,943)
Mark-to-market (gains) losses on credit derivative contracts	(6,962)	12,176
Other, net	(16,759)	(28,356)

Net cash provided by operating activities	254,527	177,807

Cash flows from investing activities:
Proceeds from sales of bonds	217,686	344,087
Proceeds from maturities of bonds	121,956	82,793
Purchases of bonds	(621,900)	(732,862)
Change in short-term investments	31,902	79,415
Securities purchased under agreements to resell	(94,715)	(998)
Other, net	4,502	(12,663)

Net cash used in investing activities	(340,569)	(240,228)

Cash flows from financing activities:
Dividends paid	(25,750)	(22,400)
Capital contribution	—	75,000
Capital issuance costs	(1,132)	(1,476)
Payment agreements	—	(724)
Net cash collateral received	26,815	—
Short-term financing from affilates, net	80,730	32,305

Net cash used in financing activities	80,663	82,705

Net cash flow	(5,379)	20,284
Cash at January 1	18,260	15,876

Cash at March 31	$12,881	$36,160

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$10,400	$15,000

Interest expense on affiliate financings	$31	$178

Interest expense on payment agreements	$691	$158

See accompanying Notes to Consolidated Unaudited Financial Statements.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements

(Dollars in thousands)

(1)    Background and Basis of Presentation

Ambac Assurance Corporation is a leading provider of financial guarantees to clients in both the public and private sectors around the world. Ambac Assurance provides financial guarantees on public finance and structured finance obligations. Ambac Assurance has earned triple-A ratings, the highest ratings available from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services, Fitch, Inc., and Rating and Investment Information, Inc. Insurance policies insured by Ambac Assurance guarantee payment when due of the principal of and interest on the obligation guaranteed. Ambac Assurance is a wholly owned subsidiary of Ambac Financial Group, Inc, a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. As of March 31, 2004, Ambac Assurance’s net guarantees in force (principal and interest) were $629,468,095 thousand.

Ambac Assurance UK Limited, which is authorized to conduct certain classes of general financial guarantee business in the United Kingdom, has been Ambac Assurance’s primary vehicle for directly issuing financial guarantee policies in the United Kingdom and Europe. Ambac UK has entered into net worth maintenance and reinsurance agreements with Ambac Assurance, which support its triple-A ratings. Ambac UK is subject to regulation by the Financial Services Authority (“FSA”) in the conduct of its insurance business.

Ambac Credit Products LLC, a wholly owned subsidiary of Ambac Assurance, provides credit protection in the global markets in the form of structured credit derivatives. These structured credit derivatives, which are privately negotiated contracts, provide the counterparty with credit protection against the occurrence of a specific event such as a payment default or bankruptcy relating to an underlying obligation (generally a fixed income obligation). Upon a credit event, Ambac is required to either (i) purchase the underlying obligation at its par value and a loss is realized for the difference between the par and market value of the underlying obligation or (ii), make a payment equivalent to the difference between the par value and market value of the underlying obligation. Substantially all of Ambac’s structured credit derivative contracts are partially hedged with various financial institutions or structured with first loss protection. Structured credit derivatives issued by Ambac Credit Products are insured by Ambac Assurance.

Ambac Assurance, through its affiliate Ambac Financial Services, is a provider of interest rate swaps to states, municipalities and their authorities, and other entities in connection with their financings. The interest rate swaps provided by Ambac Financial Services are guaranteed by Ambac Assurance through policies that guarantee the obligations of Ambac Financial Services and its counterparties. Ambac Assurance, through its subsidiary Ambac Capital Services, enters into total return swaps with professional counterparties. Total return swaps are only used for fixed income obligations, which meet Ambac Assurance’s credit underwriting criteria.

The accompanying consolidated unaudited interim financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

(“GAAP”) and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of Ambac Assurance’s financial condition, results of operations and cash flows for the periods presented. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for the full year ending December 31, 2004. These consolidated financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of Ambac Assurance and its subsidiaries as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 which was filed with the Securities and Exchange Commission on March 15, 2004 as Exhibit 99.01 to Ambac Financial Group Inc.’s Form 10-K.

The consolidated financial statements include the accounts of Ambac Assurance, its subsidiaries and a variable interest entity for which Ambac Assurance is the primary beneficiary. All significant intercompany balances have been eliminated.

Certain reclassifications have been made to prior period’s amounts to conform to the current period’s presentation.

(2)    Special Purpose and Variable Interest Entities

In January 2003, the Financial Accounting Standards Board (“FASB”) released FASB Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, the FASB released a revision of FIN 46 (“FIN 46-R”), which includes substantial changes from the original FIN 46. Ambac adopted FIN 46-R as of December 31, 2003. FIN 46 and FIN 46-R provides accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac Assurance’s consolidated financial statements. An entity is subject to FIN 46 and FIN 46-R, and is called a Variable Interest Entity (“VIE”), if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity investors that cannot make significant decisions about the entity’s operations or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a VIE. All other entities not considered VIEs are evaluated for consolidation under SFAS No. 94, “ Consolidation of all Majority-Owned Subsidiaries.

Ambac Financial Group has involvement with special purpose entities, including VIEs in two ways. First, Ambac Assurance is a provider of financial guarantee insurance for various securitized asset-backed debt obligations, including mortgage backed security obligations, collateralized debt obligations (“CDO”) and other asset-backed securitization obligations.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

Second, Ambac Financial Group has sponsored two special purpose entities that issue medium-term notes (“MTNs”) to fund the purchase of certain financial assets. As discussed in detail below, these Ambac Financial Group sponsored special purpose entities are considered Qualifying Special Purpose Entities (“QSPEs”).

Financial Guarantees:

Ambac Assurance provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac Assurance’s primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac Assurance. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac Assurance. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by the VIE. The expected losses on the assets are either retained by the seller or sold off in the form of equity and mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to a VIE generate interest cash flows that is in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction. Ambac Assurance requires these financial protections as a condition for issuing its financial guarantee insurance policy.

Ambac Assurance is the primary beneficiary of one VIE with assets and liabilities of $170,663 at March 31, 2004 and $189,482 at December 31, 2003. Ambac Assurance consolidated this entity since the structural financial protections are outside the VIE. This VIE is a bankruptcy remote special purpose financing entity created to facilitate the sale of floating rate notes. This VIE was capitalized in 2002 through the issuance of $299,600 of floating rate notes, guaranteed by Ambac Assurance. The proceeds of the VIE note issuance were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed security Issuer. Ambac Assurance’s creditors do not have rights with regards to these assets. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and first loss protection through subordinated debt issued of approximately $40,000. Ambac Assurance will pay claims under its financial guarantee only in the event that defaults of the mortgage assets of the Korean issuer both reduce the reserve fund to zero and losses exceed the principal amount of the subordinated notes.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

The following table provides supplemental information about assets and liabilities associated with this entity under the balance sheet caption “Variable interest entity”:

	At March 31, 2004	At December 31, 2003
Assets:
Cash	$168	$90
Investment securities	170,233	189,151
Investment income due and accrued	262	241

Total	$170,663	$189,482

Liabilities:
Floating Rate Notes	$170,233	$189,151
Accrued Interest Payable	215	294
Other	215	37

Total	$170,663	$189,482

Ambac Assurance does not consolidate other VIEs since we are not the primary beneficiary. It is possible in the future that Ambac Assurance will consolidate other entities for which it will issue a financial guarantee insurance policy. If Ambac Assurance issues a financial guarantee insurance policy for the obligations of a VIE and does not receive structural financial protection adequate to absorb the majority of expected loss, Ambac Assurance may be required to consolidate the related VIE in accordance with FIN 46-R. Ambac Assurance underwrites its insurance to a remote loss standard and normally demands structural financial protection that absorbs the majority of expected loss in a transaction. However, management is committed to take actions to reduce economic loss regardless of any requirement to consolidate. Consolidation is an important accounting concept, however, it does not change the economic risk profile of the insurance exposure.

Qualified Special Purpose Entities:

Ambac Financial Group has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac Financial Group’s or Ambac Assurance’s financial statements. However, see the discussion below on the Exposure Draft issued by the FASB that could change the accounting rules for QSPEs in the future. The QSPEs are legal entities that are demonstrably distinct from Ambac Financial Group. Ambac Financial Group, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of March 31, 2004, there have been 14 individual transactions processed through the QSPEs of which 10 remain. In each case, Ambac Financial Group sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac Financial Group to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. These MTNs

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

approximately match the cash flow of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac Financial Group, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of March 31, 2004, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac Assurance’s exposures under these financial guarantee insurance policies as of December 31, 2003 is included in the disclosure in Note 10 “Guarantees in Force” of Ambac Assurance’s 2003 Annual Report. Pursuant to the terms of Ambac Assurance’s insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac Assurance’s Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac Financial Group provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during the three months ended March 31, 2004 and the year ended December 31, 2003 were $195,000 and $250,000, respectively. No gains or losses were recognized on these sales. As of March 31, 2004, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,967,693 $1,785,505 and $156,043, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac Financial Group management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $1,372 and $5,278 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively. Ambac Financial Group also received fees for providing other services amounting to $91 and $461 for the three months ended March 31, 2004 and the year ended December 31, 2003, respectively.

In June 2003, the FASB issued an Exposure Draft for proposed Statement of Financial Accounting Standards entitled “Qualifying Special-Purposes Entities and Isolation of Transferred Assets”, an amendment of FASB Statement No. 140 (“The Exposure Draft”). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligates a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the SPE’s obligations to beneficial interest holders. If this Exposure Draft becomes enacted as currently proposed and if the QSPEs issue new beneficial interests after the effective date and receive assets other than those they are committed to receive under commitments to beneficial interest holders made before the effective date of the final Statement, management believes Ambac Assurance would be required to consolidate. This

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

conclusion is based upon the fact that Ambac Assurance and Ambac Financial Group provide financial support to these entities such as financial guarantees and liquidity commitments. Should Ambac Assurance be required to consolidate under this Exposure Draft if enacted as proposed, the financial statement impact would be to gross up Ambac Assurance’s consolidated balance sheet for the assets and liabilities held by the QSPEs that approximate $1,800,000 at March 31, 2004. Additionally, fees received by both Ambac Assurance and Ambac Financial Group from the QSPEs (primarily insurance premiums) would be eliminated in consolidation and essentially reclassified to net interest income. The risk characteristics of these transactions are not impacted by consolidation.

(3)    Segment Information

Ambac Assurance has two reportable segments, as follows: (1) financial guarantee, which provides financial guarantee products (including structured credit derivatives) for public finance and structured finance obligations; and (2) financial services, which provides payment agreements, interest rate and total return swaps.

Ambac Assurance’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

Pursuant to insurance and indemnity agreements between Ambac Financial Services and Ambac Assurance, Ambac Financial Services’ payment obligations under its swap agreements are guaranteed by Ambac Assurance. Additionally, the payment obligations of Ambac Financial Services’ counterparties, under their swap agreements with Ambac Financial Services, are guaranteed by Ambac Assurance pursuant to insurance and indemnity agreements. Intersegment revenues include the premiums earned under those agreements. Such premiums are accounted for as if they were premiums to third parties, that is, at current market prices. In the three months ended March 31, 2004, Financial Guarantee revenues include dividends of $4,058 from the Financial Services segment.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

The following table summarizes the financial information by reportable segment as of and for the three months ended March 31, 2004 and 2003:

(Dollars in thousands) Three months ended March 31,	Financial Guarantee	Financial Services	Intersegment Eliminations	Consolidated
2004:
Revenues:
External customers	$286,593	$10,399	$—	$296,992
Intersegment	4,675	—	(4,675)	—

Total revenues	$291,268	$10,399	($4,675)	$296,992

Income before income taxes:
External customers	$242,504	$7,957	$—	$250,461
Intersegment	5,122	(1,064)	(4,058)	—

Total income before income taxes	$247,626	$6,893	($4,058)	$250,461

Identifiable assets	$8,638,505	$1,880,245	$—	$10,518,750

2003:
Revenues:
External customers	$226,144	$8,564	$—	$234,708
Intersegment	619	—	(619)	—

Total revenues	$226,763	$8,564	($619)	$234,708

Income before income taxes:
External customers	$193,569	$5,961	$—	$199,530
Intersegment	619	(619)	—	—

Total income before income taxes	$194,188	$5,342	$—	$199,530

Identifiable assets	$7,305,860	$1,257,336	$—	$8,563,196

The following table summarizes unaffiliated gross premiums written and net premiums earned and other credit enhancement fees included in the financial guarantee segment by location of risk for the three months ended March 31, 2004 and 2003:

	Three Months 2004		Three Months 2003
	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees	Gross Premiums Written	Net Premiums Earned and Other Credit Enhancement Fees
United States	$175,144	$127,602	$157,630	$108,308
United Kingdom	28,305	14,253	12,441	7,310
Japan	6,934	7,480	6,592	5,618
Mexico	3,957	1,816	4,355	2,007
Italy	1,412	1,947	3,175	1,400
Germany	581	1,672	432	1,386
Australia	237	1,419	4,153	1,334
Internationally diversified (1)	6,254	13,306	6,493	13,858
Other international	4,925	9,171	6,138	5,735

Total	$227,749	$178,666	$201,409	$146,956

1)	Internationally diversified includes components of domestic exposure.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

(4)    Stock Options

Ambac Financial Group sponsors the “1997 Equity Plan”, where awards are granted to eligible employees in the form of non-qualified stock options or other stock-based awards. Prior to 2003, Ambac Financial Group accounted for such awards under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Effective January 1, 2003, Ambac Financial Group adopted the fair value recognition provisions of FAS Statement No. 123, “Accounting for Stock-Based Compensation”, prospectively to all employee awards granted after January 1, 2003. The impact of the adoption of the fair value method of accounting for stock-based compensation expense to Ambac Assurance was approximately $1,612 and $1,041 for the three months ended March 31, 2004 and 2003, respectively.

(5)  Pension and Postretirement Benefits

Pensions:

Ambac Financial Group has a defined benefit pension plan covering substantially all employees of Ambac. The benefits are based on years of service and the employee’s highest salary during five consecutive years of employment within the last ten years of employment. Ambac Financial Group’s funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions for 2004 are estimated to be approximately $1,800. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

Ambac Financial Group’s net periodic pension costs for the three months ended March 31 include the following components:

	2004	2003
Service cost	$408	$413
Interest cost	331	288
Expected return on plan assets	(487)	(416)
Amortization of prior service cost	(36)	(33)
Recognized net loss (gain)	51	9

Net periodic pension cost	267	261
Other (disposal of Cadre)	136	—

Total pension expense	403	261

Pension expense is allocated to each of Ambac Financial Group’s subsidiaries based on percentage of payroll. Pension expense recorded by Ambac Assurance amounted to $308 and $216 for the three months ended March 31, 2004 and 2003, respectively.

Ambac Assurance Corporation and Subsidiaries

Notes to Consolidated Unaudited Financial Statements (Continued)

(Dollars in thousands)

Postretirement and Other Benefits:

Ambac Financial Group provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded. Ambac Assurance’s post retirement benefit expense was $47 and $36 for the three months ended March 31, 2004 and 2003, respectively.